Molecular Pharmacology (USA) Limited
Drug Discovery Center, 284 Oxford Street, Leederville 6007 Perth, Western Australia

August 21, 2009

BY FAX & EDGAR

Attention: Tabatha Akins, Mary Mast, and Jim Rosenberg

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 0405

Dear Ms. Akins, Ms. Mast, and Mr. Rosenberg,

Re: Molecular Pharmacology (USA) Limited ("Molecular" or the "Company")
Form 10-KSB for the Fiscal Year Ended June 30, 2008 - File No. 000-50156

            We confirm receipt of your letter dated August 6, 2009, which provided your comments on our Form 10-KSB filed for the fiscal year ended June 30, 2008 ("Form 10-KSB"). We have responded using the same reference numbers and heading references as in your letter to reply as follows:

Financial Statements

Item 8A. Controls and Procedures, page 34

(a) Evaluation of Disclosure Controls and Procedures

1.     We have revised our conclusions regarding the effectiveness of our disclosure controls and procedures as requested.

(b) Internal control over financial reporting, page 35

Management's annual report on internal control over financial reporting, page 35

2.     We have included a clear and separate paragraph concerning our conclusion on the effectiveness of our disclosure controls and procedures over financial reporting.

Exhibit 31.1. and 31.2

3.     We have provided new Exhibit 31.1 and 31.2 certificates.

        We trust you will find the enclosed in order.

Yours Truly,

MOLECULAR PHARMACOLOGY (USA) LIMITED

/s/ Jeffrey D. Edwards

Per:
        Jeffrey D. Edwards

c. Molecular Pharmacology Limited
Pharmanet Group Limited
James Stafford, Chartered Accountants